SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 25, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated November 25, 2008, the Company reported that its Board of Directors ratified the current terms and conditions of the plan for the acquisition of shares issued by the Company, in order to provide clear information to the public.

The following are the terms and conditions for the acquisition of its own shares issued by the Company:

1.	Maximum amount of the investment: Up to Ps. 82,000,000.

2.	Maximum number of shares to be acquired: Up to 30,000,000 common shares, book entry, par value of Ps. 1.00 each and entitled to one vote per share (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each.

3.	Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares in the markets during the previous 90 days.

4.	Payable Price: Between a minimum of Ps. 1.00 per Share and up to Ps. 3.50 per Share.

5.	Term for the acquisition: 70 calendar days as it was informed in the 6-K filed on November 5, 2008, subject to any renewal or extension to be duly informed to the public in such Bulletin.

6.	Outstanding shares: as of November 25, 2008 the Company has invested Ps. 37,183,869.93 in order to acquire 17,422,319 common shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 26, 2008